UNITED REFINING ENERGY CORP.

823 Eleventh Avenue

New York, New York 10019

December 11, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	United Refining Energy Corp. (the “Registrant”)
Registration Statement on Form S-1, as amended
SEC File No. 333-144704

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 2:30 p.m. on Tuesday, December 11, 2007, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James E. Murphy
James E. Murphy
Chief Financial Officer

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Maxim Group LLC

405 Lexington Avenue

New York, New York 10174

December 11, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	United Refining Energy Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333- 144704)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the underwriters, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 2:30 p.m. (NYT) on Tuesday, December 11, 2007, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected from November 6, 2007 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated November 6, 2007

3,050 copies to prospective institutional investors, dealers and others

Preliminary Prospectus dated December 3, 2007

3,050 copies to prospective institutional investors, dealers and others

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

DEUTSCHE BANK SECURITIES INC., as representative of the underwriters

By:	/s/ Bradley S. Miller
Name: Bradley S. Miller Title: Managing Director

MAXIM GROUP LLC, as representative of the underwriters

By:	/s/ Clifford Teller
Name: Clifford Teller Title: Director of Investment Banking